November 1, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Jessica Livingston

Re:	Tower Bancorp, Inc.
Registration Statement on Form S-4
SEC File No. 333-169213

Ladies and Gentlemen:

On behalf of Tower Bancorp, Inc. (the “Company”), I hereby request that the effectiveness of the Company’s Registration Statement on Form S-4 filed on September 3, 2010, as amended on October 5, 2010 and November 1, 2010 (No. 333-169213), be accelerated so that such Registration Statement will become effective at 5:00 p.m., Monday, November 1, 2010 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. If you have any questions with regard to this request for acceleration, please contact the undersigned at (717) 724-4655.

Very truly yours,

By:	/s/ Carl D. Lundblad
Carl D. Lundblad
Executive Vice President and
General Counsel

cc:	Charles J. Ferry, Esquire
Kenneth J. Rollins, Esquire